Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR PROPOSES TO ITS SHAREHOLDERS THE INTERNALIZATION

OF TECHNICAL ASSISTANCE SERVICES, AN EXTRAORDINARY

DIVIDEND, AND AN AMENDMENT TO THE COMPANY’S BYLAWS

Mexico City, Mexico, June 23, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V., (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the United States, and Colombia, announces that its Board of Directors has resolved to propose to our shareholders the integration of the technical assistance and technology transfer services business, which have been outsourced to our strategic partner, Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V. “ITA,” since the start of our operations and which we consider essential.

Bringing these specialized technical assistance and technology transfer services in-house represents a significant step in our strategy to strengthen our profitability and streamline our operations. Under the new structure, ASUR would assume the technical assistance and technology transfer functions currently provided by ITA.

Our Board of Directors’ decision to submit this proposal to our shareholders for approval is based on an initiative by our management and was overseen and led by our Audit and Corporate Governance Committee, which, in turn, was supported by J.P. Morgan Securities LLC, “J.P. Morgan,” and Bufete Robles Miaja, S.C., as independent external advisors.

The internalization will be carried out through the merger of one or more entities into ASUR. The material terms of the internalization will be described in an information document that will soon be available to assist shareholders in their free and informed decision-making process on our website at the following address: www.asur.com.mx and on the website of the Mexican Stock Exchange, S.A.B. de C.V., at the following address: www.bmv.com.mx, once an Extraordinary General Shareholders’ Meeting is called.

As a result of this business combination, if approved by our shareholders, we would expect to issue and put into circulation approximately 7,251,000 new shares representing our capital stock, under the terms described in the aforementioned information document.

It was agreed to pay two extraordinary net cash dividends charged against the share repurchase reserve in the amount of Ps.10.00 (Ten pesos 00/100, National Currency), each, payable in November and December 2026, to be paid in a single installment on each of the Series “B” and “BB” common shares representing paid-in capital that are issued, subscribed, paid up, and fully paid on that date, and (ii) the payment of any taxes payable by the Company in accordance with applicable tax provisions as a result of the payment of such dividend.

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It was approved that payments of the extraordinary dividends be made through the Equities Division of S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255, 3rd floor, Colonia Cuauhtémoc, 06500, in Mexico City, Monday through Friday from 9:30 a.m. to 1:00 p.m., beginning on November 24, 2026, and December 15, upon presentation of coupons “23” (twenty-three) and “24” (twenty-four) of the currently outstanding securities, under the terms to be notified to shareholders in due course.

It was agreed to publish the notice of payment of the aforementioned dividends in a widely circulated newspaper once it is approved by the next shareholders assembly.

The Board of Directors also approved proposing to the Shareholders’ Meeting an amendment to the Company’s bylaws to bring them into compliance with the current regulatory framework and, should the internalization be approved, a bylaw amendment resulting therefrom.

THIS MATERIAL EVENT IS NOT AN OFFER TO SELL SECURITIES IN MEXICO, THE UNITED STATES OF AMERICA, OR ANY OTHER JURISDICTION.

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About ASUR: Grupo Aeroportuario del Sureste, S.A.B. de C.V. (“ASUR”) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean and Latin America, as well as six airports in northern Colombia, including Medellín International Airport (Rionegro), the second busiest airport in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marín International Airport in San Juan, Puerto Rico. San Juan Airport is the island’s primary international gateway and was the first, and remains the only, major airport in the United States to have successfully completed a public-private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International Airport, Chicago O’Hare International Airport and John F. Kennedy International Airport, and has historically shown competitive performance against U.S. commercial revenue benchmarks. Headquartered in Mexico, ASUR is listed on the Mexican Stock Exchange under the ticker symbol ASUR and on the New York Stock Exchange under the ticker symbol ASR. One ADS represents ten Series B shares. For further information, please visit www.asur.com.mx.

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Forward-Looking Statements: Some of the statements contained in this press release address future expectations or express other forward-looking information. Actual developments may differ significantly from those contemplated in these forward-looking statements. Forward-looking information is based on various factors and was derived from numerous assumptions. Our forward-looking statements speak only as of the date they are made, and, unless required by applicable law, we undertake no obligation to update or revise them, whether as a result of new information, future events, or otherwise. For more information, please contact:

ASUR Adolfo Castro

+1-52-55-5284-0408

acastro@asur.com.mx

Susan Borinelli +1-646-330-5907

susan@inspirgroup.com

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